[redacted]

08029731

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freedom Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison (City) NJ (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Albert G. Lowenthal~~ ~~(212) 668-5782~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/21

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freedom Investments, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & Chief Executive Officer

Title

Notary Public

FRANCINE BARNA
NOTARY PUBLIC, State of New York
No. 01BA6130114
Qualified In Richmond County
Commission Expires July 5, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Freedom Investments, Inc.

Statement of Financial Condition
December 31, 2007

Freedom Investments, Inc.
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Freedom Investments, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Freedom Investments, Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

Freedom Investments, Inc.
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents		$ 1,824,481
Cash and securities (market value of $9,980,760) segregated under Federal and other regulations		13,367,161
Receivable from customers		839,440
Securities owned - at market value		
U.S. Government securities	$ 3,984,210	
Stocks	243,196	4,227,406
Due from Parent		88,043
Other assets		249,406
Total assets		$ 20,595,937
Liabilities and Stockholder's Equity		
Securities sold, not yet purchased - at market value		
Stocks		$ 21,258
Payable to customers		11,950,713
Accrued expenses and other liabilities		734,669
Total liabilities		12,706,640
Commitments and contingencies (Notes 4 and 7)		
Stockholder's Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		5,104,347
Retained earnings		2,783,950
Total stockholder's equity		7,889,297
Total liabilities and stockholder's equity		$ 20,595,937

The accompanying notes are an integral part of this financial statement.

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides on-line equity investing as well as discount brokerage services to individual investors throughout the United States.

The Company is a wholly owned subsidiary of Oppenheimer & Co. Inc. ("the Parent") whose ultimate parent is Oppenheimer Holdings Inc., a Canadian public corporation.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents consist of cash of $1,646,142 held with one financial institution and money market funds of $178,339. The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivable from customers are primarily comprised of balances due to the Company for customer investing plans. Payable to customers are primarily comprised of balances related to customer cash transactions.

Securities owned and securities sold, not yet purchased are recorded on a trade date basis, and are valued at market value. All securities transactions are cleared through the Parent.

Customers' securities and transactions are reported on a settlement date basis which is generally three business days after trade date.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $250,000, or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of $7,482,115, which exceeded minimum capital requirements by $7,232,115.

At December 31, 2007, Freedom had $13,367,161 of cash and securities segregated under federal and other regulations.

4. Commitments

The Company leases office space expiring in 2010.

Future minimum rental commitments under such operating leases are as follows:

Year ending December 31,	
2008	$ 352,272
2009	352,272
2010	205,492
	$ 910,036

5. Financial Instruments with Off-balance Sheet Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

6. Income Taxes

The Company is included in the Oppenheimer Holdings, Inc. consolidated U.S. Federal income tax return and files a separate state income tax return. Its income tax provision is computed on a separate company basis. Deferred income taxes are provided for under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires the establishment of deferred amounts for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The deferred tax assets result from temporary differences related to the differences in reserve for bad debt and deferred fees. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In June 2006, the FASB issued Interpretation 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. Management has evaluated its tax positions for the year ended December 31, 2007 and determined that it has no uncertain tax positions requiring financial statement recognition.

Deferred tax assets of $122,396 are included in other assets.

Income taxes payable of $39,051 are included, net, in due from Parent.

7. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on both a fully disclosed and omnibus basis. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In addition, approximately $4,291,223 of cash equivalents and securities owned are held in its brokerage account with the Parent. The Parent may rehypothecate these securities.

At December 31, 2007, the Company had a receivable from the Parent of $88,043 primarily related to dividends earned by the Company's customers. These dividend payments are initially made by the Company to its customers and subsequently reimbursed to the Company by the Parent.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of Freedom Investments, Inc.:

In planning and performing our audit of the financial statements of Freedom Investments, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to

PRICEWATERHOUSECOOPERS

future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2008

END